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Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of December 31, 2011, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Jurisdiction of Organization
SureWest Telephone	California
SureWest Broadband	California
SureWest Long Distance	California
SureWest TeleVideo	California
SureWest Kansas, Inc.	Delaware
SureWest Kansas Holdings, Inc.	Delaware
SureWest Kansas Connections, LLC	Delaware
SureWest Kansas Operations, LLC	Delaware
SureWest Kansas Purchasing, LLC	Delaware
SureWest Kansas Licenses, LLC	Delaware

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  Exhibit 21